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06005406

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IXIS Asset Management Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXIS Asset Management Distributors, L.P., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Senior Vice President

Notary Public 2/13/06

Aug 20, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of IXIS Asset Management Distributors, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of IXIS Asset Management Distributors, L.P. (the "Distributor," a wholly-owned subsidiary of IXIS Asset Management US Group, L.P.) at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Distributor's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in schedules on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 16, 2006

Statement of Financial Condition
December 31, 2005

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	6,783
Accounts receivable, affiliates		1,425
Accounts receivable, other		4
Other assets		3,704
Total assets	$	11,916
Liabilities and Partners' Capital		
Liabilities		
Accrued expenses	$	6,141
Total liabilities		6,141
Partners' capital		
Limited partner		5,717
General partner		58
Total partners' capital		5,775
Total liabilities and partners' capital	$	11,916

The accompanying notes are an integral part of these financial statements.

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)
Statement of Operations
Year Ended December 31, 2005

(in thousands of dollars)

Revenues	
Service and distribution fees	$ 39,131
Fee income from affiliates	10,818
Commission income	6,504
Less amounts remitted to broker/dealers	
Service and distribution fees	(32,771)
Commissions expense	(5,703)
Other revenues	
Other income	417
Dividend income	110
Total revenues, net	18,506
Expenses	
Compensation and benefits	8,966
Distribution costs	8,744
Other operating costs	250
	17,960
Net income	$ 546

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Partners' Capital
Year Ended December 31, 2005

(in thousands of dollars)	General Partner	Limited Partner	Total
Balance at December 31, 2004	$ 49	$ 4,873	$ 4,922
Net income	5	541	546
Contribution of capital	4	303	307
Balance at December 31, 2005	$ 58	$ 5,717	$ 5,775

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
Year Ended December 31, 2005

(in thousands of dollars)

Cash Flow provided by (used in) operating activities		
Net income	$	546
Adjustments to reconcile net loss to net cash used for operating activities		
Changes in assets and liabilities		
Increase in accounts receivable, affiliates and other receivables		(623)
Increase in other assets		(1,521)
Increase in accrued expenses		2,043
Net cash used for operating activities		(101)
Cash flows provided by (used in) by financing activities		
Capital contributions		307
Net cash provided by financing activities		307
Net increase in cash and cash equivalents		752
Cash and cash equivalents, at beginning of year		6,031
Cash and cash equivalents, at end of year	$	6,783

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars)

1. Organization and Summary of Significant Accounting Policies

Organization

IXIS Asset Management Distributors, L.P. (the "Distributor") is the national distributor for IXIS Advisor Funds, Loomis Sayles Funds, Hansberger Funds and the Delafield Fund (the "Mutual Funds"), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers. IXIS Distribution Corporation, which is a wholly-owned subsidiary of IXIS Asset Management Holdings, LLC, is the General Partner and has a 1% ownership interest in the Distributor. IXIS Asset Management US Group, L.P. (the "Operating Partnership" or the "Parent") is the Limited Partner and has a 99% ownership interest in the Distributor.

IXIS Asset Management Distributors, L.P. is wholly owned by IXIS Asset Management US Group, L.P. (formerly, IXIS Asset Management North America, L.P.), a subsidiary of IXIS Asset Management US Corp ("IAM US Corp."). IAM US Corp is a wholly-owned affiliate of IXIS Asset Management Participations 1, a French intermediate holding company which is owned by IXIS Asset Management Group S.A. ("IAM Group"). IAM Group is a holding company created in 2004 to manage the asset management entities of France's Caisse Nationale des Caisses d'Epargne ("CNCE"). CNCE is a major diversified financial institution with a global presence in the banking, investment banking, asset management and custody industries and is the majority shareholder of IAM Group. The Caisse des Dépôts et Consignations is the largest single shareholder of CNCE, with a 35% interest, with the remaining 65% interest held by over 30 French regional savings banks known as the "Caisses d'Epargne."

The IXIS Advisor Funds consist of 22 open-end registered investment companies or mutual funds, which offer a combination of Class A, B, C and Y shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund. Administrative service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Loomis Sayles Funds distributed by the Company consist of five open-end registered investment companies or mutual funds, which offer a combination of Retail and Administrative class shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund. Marketing and Sales Support and Distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

On September 1, 2005, the Distributor entered into agreements with the Delafield Fund, Inc., the mutual fund of Delafield Asset Management, a wholly-owned subsidiary of IXIS Asset Management US Group, L.P. The agreements consist of a Distribution Agreement and a Marketing and Sales Support Agreement. Fees earned by the Distributor are based upon a percentage of the funds net assets; as a result, the Distributor's revenues may fluctuate based on the performance of financial markets.

(in thousands of dollars)

On September 12, 2005, the Distributor entered into a Distribution agreement with Hansberger Institutional Series, the mutual funds of Hansberger Global Investors ("HGI"). HGI is a partially owned subsidiary of IXIS Asset Management US Group, L.P. As of December 31, 2005, IXIS Asset Management US Group, L.P. owned 25% of HGI. On September 12, 2005 the Distributor entered into a Marketing and Sales Support Agreement with Hansberger Global Investors, Inc.

The Hansberger Funds distributed by the Company consist of five open-end registered investment companies or mutual funds. The funds are distributed principally within the United States. Fees earned by the Distributor are based upon a percentage of the Funds net assets; as a result, the Distributor's revenues may fluctuate based on the performance of financial markets.

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts, Institutional Money Management, Mutual Funds, Variable Annuities and Variable Life products.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist principally of a money market mutual fund (sponsored by a related party, see Note 3), held in a nationally chartered bank and other highly liquid financial instruments, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held in the nationally chartered bank, which results from the timing of distribution fees received from the funds and paid to distributors, exceeds federal insurance limits.

Accounts Receivable

Accounts receivable includes an accrual for a portion of service and distribution (or fees earned under United States Securities and Exchange Commission Rule 12b–1) income and other customer receivables. Amounts due from other affiliates are settled monthly and 12b–1 income is paid by the respective Mutual Funds monthly. On a periodic basis, the Company evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Other Assets

Included in other assets are commissions paid to third parties on certain mutual fund sales. The Distributor pays a stated percentage for certain mutual fund sales to brokers, such amounts are amortized and recognized as an expense over a one-year period. These assets are presented net of amortization in the statement of financial condition.

Accrued Expenses

Accrued expenses consists primarily of 12b–1 fees due to brokers that are paid based on a percentage of a Mutual Fund's average net assets.

(in thousands of dollars)

Income
Commissions are earned on the sale of Class A Mutual Fund shares. The amount remitted (related to the agreed upon dealer concessions paid to the selling brokers) is recorded in the statement of operations.

Fee income from affiliates and service and distribution fees (collectively "12b-1 income") is earned by the Distributor as a percentage of a fund's average daily net assets. Service and distribution fees earned on Class A, B and C mutual fund shares are presented gross in revenue. The amount remitted to selling brokers is recorded in the statement of operations.

Income Taxes
As the Distributorship is a partnership, taxable income or loss is reportable by the limited and general partners on their individual income tax returns. Accordingly, no provisions or benefit from income taxes has been included in these financial statements.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Related Parties

The Distributor provided certain distribution support services during 2005 to IXIS Asset Management Advisors, L.P. (the "Advisor"), a subsidiary of IXIS Asset Management US Group, L.P. Fee income from such services, for the period January 1, 2005 to December 31, 2005 is the Separate Account commissions accrued each month, which amounted to $2,016.

The Distributor provided certain Distribution/Marketing and Sales Support to Loomis Sayles, L.P., a subsidiary of IXIS Asset Management US Group, L.P. during 2005. Fees related to such services totaled $1,918 for Distribution of the Loomis Sayles No-Load Funds, $5,478 for Marketing & Sales Support Fees on the IXIS Advisor Load Funds, and $7,015 for revenue sharing with respect to the Loomis Sayles No-Load Funds. Revenue sharing payments are made to Broker Dealers to support technology and training fees in excess of 12b-1 payments.

The Distributor receives certain fees from Capital Growth Management and AEW Capital Management, both subsidiaries of IXIS Asset Management US Group, L.P. for Marketing and Distribution services of their products. These fees totaled $1,002 and $385, respectively, during 2005. Marketing and distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets.

(in thousands of dollars)

The Distributor receives a distribution fee from Vaughan Nelson Investment Management, a subsidiary of IXIS Asset Management US Group, L.P. This fee totaled $18 during 2005. Distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets.

As discussed in Note 1, the Distributor entered into new agreements with the Delafield Fund, Inc. The fee earned by the Distributor totaled $1 during 2005.

As discussed in Note 1, the Distributor entered into new agreements with Hansberger Institutional Series.

The Distributor entered into an Expense Agreement effective January 1, 2003, amended July 1, 2004, which stipulates that, IXIS Asset Management Advisors, L.P., a subsidiary of IXIS Asset Management US Group, L.P. will bear certain expenses of the Distributor. Expenses include, but are not limited to salary and benefits; occupancy and equipment; distributions costs including travel; meals and entertainment; seminars; promotions; research and fulfillment; system and telecommunications; professional fees including certain audit fees; legal and consulting fees and other operating expenses.

The Distributor invests funds in an account with Reich & Tang Institutional Daily Income Fund, a fund managed and offered by an affiliate, that pays dividends at a floating rate (4.13% as of December 31, 2005). The Distributor had $4,073 invested in this account at December 31, 2005, included in "Cash and Cash Equivalents" on the statement of financial condition, and dividend income earned on this account during 2005 was $110.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business. Such transactions may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

4. Partners' Capital

The Operating Partnership and the General Partner contributed capital to the Distributor amounting to $307 during 2005 and $1,746 in 2004.

5. Net Capital Requirement

The Distributor is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2005, the Distributor had net capital of $519, which was $110 in excess of its required net capital of $409. The Distributor's net capital ratio was 11.83 to 1.

IXIS Asset Management US Group, L.P. has committed to fund operations in accordance with current funding needs of the Distributor.

(in thousands of dollars)

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(1).

6. Variable Compensation

The Distributor has variable compensation plans that award payments to certain employees, which are generally dependent upon sales and asset levels. Variable Compensation expense amounted to $8,966 during 2005 and $7,928 in 2004. This amount is included in Compensation and Benefits in the statement of operations.

7. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on experience, the Company expects the risks of loss to be remote.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Partners of IXIS Asset Management Distributors, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of IXIS Asset Management Distributors, L.P. (the "Distributor") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the United States Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Distributor, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exceptive provisions of Rule 15c3-3.

Because the Distributor does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Distributor in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Distributor is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Distributor has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the National Association of Securities Dealers, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 16, 2006

IXIS Asset Management Distributors, L.P.
Supplementary Information
Pursuant of Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2005

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(1). Because of this exemption, the Distributor has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

Supplementary Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2005

(in thousands of dollars)

Net Capital		
Total Partners' Capital	$	5,775
Deductions		
Nonallowable assets included in Statement of Financial Condition		
Accounts receivable and other current assets		5,134
Other deductions and/or charges		41
Net capital before haircuts on securities positions (tentative net capital)		600
Haircuts on securities		81
Net capital	$	519
Aggregate Indebtedness		
Total liabilities or aggregate indebtedness	$	6,141
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$	409
Net capital in excess of requirement	$	110
Excess net capital at 1,000%	$	(95)
Ratio of aggregate indebtedness to net capital		11.83 to 1

Statement pursuant to paragraph (d) (4) of Rule 17a-5
There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2005 FOCUS report.

IXIS Asset Management Distributors, L.P.

(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)

Financial Statements

December 31, 2005